SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

________________

FORM 11-K/A

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[x]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended December 31, 2009

OR

[  ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to _______________

Commission file number           0-14209

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Firstbank Corporation Amended and Restated 401(k) Plan

B.         Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTBANK CORPORATION

311 Woodworth Avenue

Alma, Michigan  48801

EXPLANATORY NOTE

On June 22, 2010, Firstbank Corporation (the “Company”) filed the Annual Report for the Firstbank Corporation Amended and Restated 401(k) Plan for the fiscal year ended December 31, 2009.  Note 8 to the financial statements incorrectly stated the June 21, 2010 closing price for the Company’s common stock.  The Form 11-K is being amended by this Form 11-K/A for the sole purpose of including in Note 8 the correct June 21, 2010 closing price of $4.75.  Other than amending the June 21 closing stock price, this amendment does not modify or update in any way the disclosures in the original Annual Report on Form 11-K.  For the convenience of the reader, this Form 11-K/A sets forth the Form 11-K in its entirety.

Firstbank Corporation

401(k) Plan

Financial Statements

and

Supplementary Information

For the Years Ended

December 31, 2009 and 2008

FIRSTBANK CORPORATION

401(k) PLAN

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2009 and 2008

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-14

Supplementary Information as of December 31, 2009

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	16-17

Note:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                                                                              June 21, 2010

Plan Administrator

Firstbank Corporation 401(k) Plan

311 Woodworth Ave

Alma, Michigan  48801-6029

We have audited the accompanying statements of net assets available for benefits of Firstbank 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The December 31, 2009, supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Rehmann Robson

Saginaw, Michigan

June 21, 2010

FIRSTBANK CORPORATION
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2009	2008
ASSETS
Investments at fair value
Mutual funds	$ 17,447,778	$ 12,979,318
Firstbank Corporation common stock	2,729,975	2,398,946
Money market fund	1,144,230	1,218,789
Loans to participants	459,777	303,860

Total investments at fair value	21,781,760	16,900,913

Accrued income	4,471	4,888

Total assets	21,786,231	16,905,801

LIABILITIES
Accrued expenses	18,592	14,198
Excess contributions payable	3,798	11,345

Total liabilities	22,390	25,543

Net assets available for benefits	$ 21,763,841	$ 16,880,258

The accompanying notes are an integral part of these financial statements.

FIRSTBANK CORPORATION
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2009	2008
Additions to net assets attributed to
Investment income
Dividend income	$ 422,533	$ 1,024,676
Interest income	23,509	37,848

Total investment income	446,042	1,062,524

Contributions
Participant	997,963	1,017,638
Employer	553,250	560,485
Rollover	34,475	145,925

Total contributions	1,585,688	1,724,048

Net assets transferred from another plan	-	3,181,052

Total additions	2,031,730	5,967,624

Deductions from net assets attributed to
Benefits paid to participants	983,703	1,765,436
Other expenses	70,156	76,818

Total deductions	1,053,859	1,842,254

Net appreciation (depreciation) in aggregate
fair value of investments	3,905,712	(9,499,031)

Net increase (decrease)	4,883,583	(5,373,661)

Net assets available for benefits
Beginning of year	16,880,258	22,253,919

End of year	$ 21,763,841	$ 16,880,258

The accompanying notes are an integral part of these financial statements.

FIRSTBANK CORPORATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.      DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Firstbank Corporation 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan, established by the Plan Sponsor, Firstbank Corporation (the “Company” or “Employer”), is a defined contribution plan which covers all employees who are at least 21 years of age and have completed 90 days of service.  The Plan is primarily designed to allow participants to make elective contributions to the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Elective deferrals by participants are based on a percentage of their compensation as defined in the Plan agreement and are subject to certain limitations.  Participants who have attained age 50 before the end of the Plan year are eligible to elect to make additional “catch-up” contributions.  Participants may also contribute rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company may, at the sole discretion of its Board of Directors, contribute to each participant’s account a matching contribution, which is based on a percentage of the participant’s elective contribution for the year.  Effective January 1, 2008, the Plan was amended to include a Safe Harbor provision resulting in an employer match of 100% of the first 3% of the compensation and a 60% match on contributions from 3% to 5% of the compensation.  Participants direct the investment of contributions into various investment options offered by the Plan.  The Plan currently offers 22 mutual funds, a money market fund, and shares of Firstbank Corporation common stock as investment options for participants.

FIRSTBANK CORPORATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Contributions received from participants for 2009 and 2008 are net of payments of $3,798 and $11,345, respectively, made in 2010 and 2009, respectively, to certain active participants to return to them excess deferral contributions.  The amount is also included in the Plan’s statements of net assets available for benefits as “excess contributions payable.”

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses paid directly by the Plan, as applicable.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Transferred Assets

Effective March 1, 2008, the net assets of ICNB Financial Corporation Incentive Savings Plan were merged into the Plan.  Total net assets transferred were $3,181,052.

Vesting

Participants are immediately vested in their elective contributions and the Company matching contribution plus actual earnings thereon for funds contributed after January 1, 2008.  Prior to 2008, vesting in Company matching contributions were based on years of completed service, as defined by the Plan agreement.  A participant becomes 100% vested in the Company matching contributions made prior to January 1, 2008, after six years of credited service.  The Plan was amended effective December 31, 2002, to allow all participants to become 100% vested in contributions previously made under the ESOP feature of the amended Plan.

Participant Loans

Participants may borrow funds against their account balances up to 50% of their vested account balance less the amount of their ESOP balance under a previously amended plan, or $50,000, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator.  Principal and interest are collected ratably through payroll deductions.

FIRSTBANK CORPORATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant is entitled to 100% of the vested interest in his or her account balance.  For termination of service for other reasons, a participant or his or her beneficiary receives the vested portion in the participant’s account.  All distributions are made in a lump-sum distribution.  A participant may receive the portion of his or her account invested in shares of Firstbank Corporation common stock in-kind or in cash.

Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer cash contributions with any remaining amounts first allocated to Plan expenses and then among the accounts of participants.  No forfeitures were reallocated to participants during 2009 or 2008.

At December 31, 2009 and 2008, forfeited non-vested accounts yet to be reallocated totaled $40,946 and $37,466, respectively.  These accounts will be used to reduce future employer contributions.

Administrative Expenses

The Plan’s administrative expenses, including salaries, accounting, record keeping, and legal, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules.  Trustee fees and other professional fees related to the investment and administration services of the Plan’s assets are paid by the Plan.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

FIRSTBANK CORPORATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Payment of Benefits

Benefits are recorded only when paid.

New Accounting Pronouncements

In April and September 2009, the Financial Accounting Standards Board (FASB) issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share, and (iv)  expanded the required disclosures about fair value measurements. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

FIRSTBANK CORPORATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Subsequent Events

The Plan Administrator has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

2.      INVESTMENTS

            Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2009	2008

Investments at fair value as determined by quoted market prices
Mutual Funds
T Rowe Price Retirement 2030 Fund	$ 2,678,261	$ 1,840,079
T Rowe Price Retirement 2020 Fund	2,251,900	1,790,511
Dodge & Cox International Stock Fund	1,658,700	1,123,146
T Rowe Price Retirement 2015 Fund	1,463,459	1,026,395
Dodge & Cox Stock Fund	1,197,502	862,632
T Rowe Price Retirement 2010 Fund	*	1,362,119

Common Stock
Firstbank Corporation common stock	2,729,975	2,398,946

Money Market Fund
Northern Diversified Asset Fund	1,144,230	1,218,789

*    Investment did not represent more than 5% of the Plan’s net assets available for benefit at end of year.

FIRSTBANK CORPORATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the year ended December 31:

	2009	2008

Firstbank Corporation common stock	$ 153,488	$ (1,617,862)
Mutual funds	3,752,224	(7,881,169)

Net appreciation (depreciation) in aggregate fair value	$ 3,905,712	$ (9,499,031)

3.      FAIR VALUE MEASUREMENTS

The FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:     Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:     Inputs to the valuation methodology include:

•         quoted prices for similar assets or liabilities in active markets;

•         quoted prices for identical or similar assets or liabilities in inactive markets;

•         inputs other than quoted prices that are observable for the asset or liability;

•         inputs that are derived principally from or corroborated by observable market data by correlation or other means.

                  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

FIRSTBANK CORPORATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Level 3:     Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Mutual funds: Shares held in mutual funds traded on national securities exchanges are valued at the net asset value (“NAV”) of shares held by the Plan at year-end.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Common stock: Firstbank Corporation common stock is valued at the closing price reported in the Nasdaq Stock Market Exchange in which the individual securities are traded.

Money market fund:  Shares held in the money market fund are comprised of government, bank and commercial obligations with individual maturities of two years or less and an average maturity of 52 days.  The composite of securities is structured to maintain a value of $1 per share.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FIRSTBANK CORPORATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

2009	Level 1	Level 2	Level 3	Total
Mutual funds
Growth and income funds	$ 8,163,232	$ -	$ -	$ 8,163,232
Index funds	2,103,842	-	-	2,103,842
Growth funds	2,102,025	-	-	2,102,025
Value funds	2,025,506	-	-	2,025,506
International funds	1,741,328	-	-	1,741,328
Income funds	963,557	-	-	963,557
Short-term government funds	348,288	-	-	348,288

Total mutual funds	17,447,778	-	-	17,447,778

Money market fund	-	1,144,230	459,777	1,144,230

Common stock
Financial institution	2,729,975	-	-	2,729,975

Participant funds	-	-	459,777	459,777

Total investments at fair value	$ 20,177,753	$ 1,144,230	$ 459,777	$ 21,781,760

2008	Level 1	Level 2	Level 3	Total
Mutual Funds
Growth and income funds	$ 6,638,018	$ -	$ -	$ 6,638,018
Growth funds	1,601,249	-	-	1,601,249
Index funds	1,455,382	-	-	1,455,382
Value funds	1,363,138	-	-	1,363,138
International funds	1,137,946	-	-	1,137,946
Income funds	783,585	-	-	783,585

Total mutual funds	12,979,318	-	-	12,979,318

Money Market fund	-	1,218,789	-	1,218,789

Common stock
Financial institution	2,398,946	-	-	2,398,946

Participant loans	-	-	303,860	303,860

Total investments at fair value	$ 15,378,264	$ 1,218,789	$ 303,860	$ 16,900,913

FIRSTBANK CORPORATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Level 3 Activity

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31:

Participant Loans	2009	2008

Balance, beginning of year	$ 303,860	$ 178,646
Issuances and settlements (net)	155,917	125,214

Balance, end of year	$ 459,777	$ 303,860

4.      RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Substantially all professional fees for the administration and annual audit of the Plan are paid by the Company.  Trustee fees and other professional fees related to the investment and administration of the Plan’s assets during 2009 and 2008 were paid to Greenleaf Trust (“Greenleaf”) and amounted to $70,156 and $76,818, respectively.  Accrued expenses in the amount of $18,592 and $14,198 were payable entirely to Greenleaf as of December 31, 2009 and 2008, respectively.  Greenleaf is the custodian and record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

The Plan’s investment in Firstbank Corporation common stock as of December 31, 2009 and 2008, represents a party-in-interest investment.  The 324,225 and 297,636 shares of Firstbank Corporation common stock held by the Plan as of December 31, 2009 and 2008, respectively, represent approximately 4.2% and 3.9% of the Company’s total outstanding shares of common stock as of those dates.

The Plan offers an investment in a money market fund, which is managed by Northern Trust.  As Northern Trust is custodian of such asset, this qualifies as a related party transaction.

FIRSTBANK CORPORATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Cash dividends of $125,514 and $255,344 were paid to the Plan by Firstbank Corporation during 2009 and 2008, respectively, based on shares of common stock held by the Plan on the dates of declaration.  This dividend income is included as dividends in the statements of changes in net assets available for benefits.

5.      INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 21, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan’s Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, the Plan Administrator believes the Plan was qualified and the related trust was tax exempt. The Plan has no income subject to unrelated business income tax.

6.      PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100% vested in their accounts.

7.      RISKS AND UNCERTAINTIES

The Plan provides for various investment options in a money market fund, mutual funds and Firstbank Corporation common stock.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

FIRSTBANK CORPORATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

8.      SUBSEQUENT EVENT

Subsequent to December 31, 2009, the market value of the shares held in Firstbank Corporation common stock decreased from $8.42 per share as of December 31, 2009, to $4.75 per share at June 21, 2010.

* * * * *

SUPPLEMENTARY INFORMATION

FIRSTBANK CORPORATION
401(K) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

PLAN # 002

EIN 38-2633910

		(c) Description of Investment
	(b) Identity of Issue,	Including Maturity Date,
	Borrower, Lessor, or	Rate of Interest, Collateral,	(e) Current
(a)	Similar Party	Par or Maturity Value	Value

	T. Rowe Price	T. Rowe Price Retirement 2030 Fund, 177,133 Shares	$ 2,678,261

	T. Rowe Price	T. Rowe Price Retirement 2020 Fund, 154,240 Shares	2,251,900

	Dodge & Cox	Dodge & Cox International Stock Fund, 52,078 Shares	1,658,700

	T. Rowe Price	T. Rowe Price Retirement 2015 Fund, 137,156 Shares	1,463,459

	Dodge & Cox	Dodge & Cox Stock Fund, 12,456 Shares	1,197,502

	Vanguard	Vanguard Total Bond Market Index Fund Signal Shares, 94,983 Shares	983,077

	T. Rowe Price	T. Rowe Price Retirement 2040 Fund, 56,276 Shares	852,575

	T. Rowe Price	T. Rowe Price Retirement 2010 Fund, 61,111 Shares	852,504

	T. Rowe Price	T. Rowe Price Personal Income Fund, 54,248 Shares	801,248

	MFS Investments	MFS Core Growth Fund R448, 729 Shares	767,001

	Columbia Management Funds	Columbia Acorn Fund, 28,684 Shares	707,914

	Rainer Funds	Rainer Small/Mid Cap Equity, 23,452 Shares	627,110

	Vanguard	Vanguard 500 Index Fund Signal Shares, 6,229 Shares	528,299
		(continued)

FIRSTBANK CORPORATION
401(K) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

PLAN # 002

EIN 38-2633910

(c) Description of Investment
	(b) Identity of Issue,	Including Maturity Date,
	Borrower, Lessor, or	Rate of Interest, Collateral,	(e) Current
(a)	Similar Party	Par or Maturity Value	Value

	Columbia Management Funds	Columbia Small Cap Value I Fund CI Z, 11,909 Shares	$ 450,287

	Fidelity Investments	Fidelity Value Fund, 6,634 Shares	377,717

	Vanguard	Vanguard Short Term Treasury Fund, 32,490 Shares	348,288

	Vanguard	Vanguard Small Cap Index Fund Signal Shares, 11,953 Shares	296,309

	Vanguard	Vanguard Mid Cap Index Signal Shares, 12,640 Shares	296,157

	T. Rowe Price	T. Rowe Price Retirement Income Fund, 13,293 Shares	162,310

	Vanguard	Vanguard Total International Stock Index Fund, 5,734 Shares	82,628

	T. Rowe Price	T. Rowe Price Retirement 2050 Fund, 5,223 Shares	44,293

	T. Rowe Price	T. Rowe Price Retirement 2045 Fund, 2,004 Shares	20,239

	Total mutual funds		17,447,778

*	Firstbank Corporation	324,225 shares of common stock	2,729,975

*	Northern Diversified Asset Fund	Money market fund, 1,144,230 shares	1,144,230

*	Participant loans	Maturing through 2020 with interest rates ranging from 4.25% to 9.25%, collateralized by participant account balances.	459,777

	Total investments at fair value		$ 21,781,760
	(a) An asterisk in this column identifies a person known to be a party in interest.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Firstbank Corporation 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTBANK CORPORATION 401(K) PLAN

                                                                        By:       Firstbank Corporation

                                                                                    Plan Administrator

By:____/s/ David L. Miller____________________

David L. Miller

Vice President of Human Resources

Date: June 23, 2010

EXHIBIT INDEX

Exhibit No.                              Description

23                                            Consent of Independent Registered Public Accounting Firm